UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, DC 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 OF

THE SECURITIES EXCHANGE ACT OF 1934

For the month of August, 2013.

Commission File Number 1-14728

LATAM Airlines Group S.A.

(Translation of registrant’s name into English)

Presidente Riesco 5711, 20th floor

Las Condes

Santiago, Chile

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F  ☒              Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐

LATAM AIRLINES GROUP REPORTS CONSOLIDATED FINANCIAL RESULTS FOR SECOND QUARTER 2013, MARKING THE FIRST ANNIVERSARY OF THE MERGER

Santiago, Chile, August 20, 2013 – LATAM Airlines Group S.A. (NYSE: LFL; IPSA: LAN; BOVESPA: LATM11), the leading airline group in Latin America, announced today its consolidated financial results for the second quarter ended June 30, 2013. “LATAM” or “the Company” makes reference to the consolidated entity, which includes passenger and cargo airlines in Latin America. All figures were prepared in accordance with International Financial Reporting Standards (IFRS) and are expressed in U.S. dollars. The Brazilian real / US dollar average exchange rate for the quarter was BRL 2.07 per USD.

MANAGEMENT COMMENTS ON MERGER PROGRESS AND SECOND QUARTER 2013 RESULTS

The second quarter of 2013 marks the first anniversary of the merger between LAN Airlines S.A. (“LAN”) and TAM S.A. (“TAM”). We are satisfied with our progress during the first twelve months since the merger was completed, and can highlight important milestones achieved during this period, including the integration of most corporate functions and of the commercial areas of both cargo and international passenger operations. In addition, we have harmonized the airlines’ frequent flyer programs, and have made significant progress in contract renegotiations and procurement standardization, and are in the process of implementing a plan to transfer best practices across multiple areas of the Company. Furthermore, we are also working on the integration of information systems, having started the design for the implementation of SAP in TAM, as well as establishing common platforms in revenue management and maintenance, among others. These initiatives have resulted in improved financial results, and place us on solid ground to continue to implement operational improvements going forward.

In the domestic Brazil passenger operations, which represents 34% of LATAM’s total passenger capacity, financial results have improved significantly over the last year as a result of our strategy of continued capacity reductions and improved market segmentation and revenue management practices. TAM continues to reduce domestic capacity, with a 1% ASK reduction in 2012 and an additional expected ASK reduction of between 7% and 9% for 2013. Our strategy enabled TAM to improve load factors by 9 points to 77.8% and to increase revenue per ASK by more than 14% when measured in Brazilian reais as compared to the second quarter of 2012, consolidating its leadership position in the Brazilian market and reaching 40.3% market share as of June 2013.

Regarding the Company’s international passenger operations, our strategy is focused on rationalizing passenger capacity both in Brazil and the Spanish speaking countries. We expect capacity growth on international routes to reach between 2% and 4% in 2013, which implies a reduction of approximately 10% in international ASKs in December 2013 as compared to December 2012. This reduction is mainly driven by reducing flights from Rio de Janeiro Galeão Airport to Europe and consolidating operations at the São Paulo Guarulhos Airport, strengthening Guarulhos’ position as the main hub for regional and long haul traffic in South America. The international capacity reductions in Brazil are achieved in part by grounding the ten oldest and least efficient Airbus A330s, and replacing part of this capacity with Boeing 767s from LAN, which have a lower cost per ASK. This change also allows us to improve our product for our premium passengers, including full flat seats in Business Class. We have also focused on optimizing the utilization of the belly capacity of our wide body aircraft for the transportation of cargo, in order to benefit from the competitive advantage provided by our integrated passenger and cargo business model.

An important milestone for TAM’s international passenger operations is its code share agreement signed with American Airlines, which was launched on August 15, 2013, after being approved by CADE. In the United States, TAM operates

LATAM Airlines Group S.A. 2Q13

flights to Miami, New York and Orlando, while its existing code share agreements provide connectivity from hubs in Chicago and Houston. Through this code share with American Airlines, TAM will be able to provide its passengers with improved connectivity, offering 50 additional destinations in the United States by connecting with American Airlines flights departing from Miami, Orlando and New York. In addition, American Airlines customers will be able to access eight new destinations in Brazil through flights operated by TAM from São Paulo and Rio de Janeiro. The agreement will also allow passengers to earn and redeem miles in either airline’s frequent flyer programs.

We are convinced that the macroeconomic conditions in Latin America, with depreciated currencies in most countries and higher volatility, require a conservative and flexible fleet plan. In line with the Company’s capacity strategy for the international and domestic passenger operations, and considering the macroeconomic outlook for the region, LATAM has modified its fleet plan for the period 2013 – 2015, reducing the number of aircraft deliveries by 22 planes, and reducing its fleet commitments over this period accordingly by US$1.1 billion as compared to our fleet commitments as of June 2012. However, we retain the flexibility to adjust our ASKs by between 3% and 6% per year in 2014 and 2015, in both the narrow body and wide body fleets.

Regarding synergy capture, during the first year of the merger, between July 2012 and June 2013, LATAM realized US$233 million in merger synergies, before merger-related expenses. One-time merger costs during this period reached US$103 million. We expect merger synergies to be between US$250 and US$300 million for full year 2013 and we remain confident in our synergy target of between US$600 and US$700 million, to be fully achieved by the fourth year after the merger (June 2016).

LATAM has also implemented cost reduction and efficiency initiatives focused on reducing fuel consumption and capturing cost synergies related to the integration of LAN and TAM. As a result of these ongoing initiatives, and a decrease of 9.9% in the fuel price as compared to the same quarter of last year, costs per ASK-equivalent declined 6.2% in the second quarter 2013 as compared to the second quarter 2012 (pro forma).

Despite being the seasonally weakest quarter of the year, LATAM’s second quarter 2013 operating results show a significant improvement as compared to second quarter 2012 pro forma results. These results are a reflection of the integration process of LAN and TAM, the restructuring of operations in Brazil, and the implementation of important long term strategic initiatives over the past year since the merger, also positively impacted by a decrease in fuel prices. The Company reported operating income of US$39.4 million for the second quarter 2013, a substantial increase as compared to the US$117.0 million pro forma operating loss in second quarter 2012, despite the 5.3% average depreciation of the Brazilian real in the second quarter of 2013, as compared to the second quarter of 2012. The Company’s operating margin reached 1.3%, an increase of 5.1 points compared to negative 3.8% in the second quarter 2012.

Factoring in a non-operating non-cash loss of US$361 million related to the 10.4% depreciation of the Brazilian real at June 30, 2013 as compared to the exchange rate on March 31, 2013, LATAM reported a net loss of US$329.8 million for second quarter 2013, compared to a pro forma consolidated net loss of US$448.8 million for the same period 2012. The Company is advancing in its plan to reduce its balance sheet exposure to the volatility in the foreign exchange rate fluctuations of the Brazilian currency, and expects to reduce this exposure completely by mid-2014.

The second quarter 2013 marks the first anniversary of the exchange offer that combined the businesses of LAN and TAM on June 22, 2012. As a result, in accordance with IFRS, as of June 30, 2013, the Company has finalized the purchase price allocation and the related fair value adjustments to assets and liabilities accounted for in the business combination.

Finally, starting with this second quarter report, and in order to provide greater visibility to the investor community, LATAM has decided to complement the information historically disclosed by providing full-year operating margin guidance on a quarterly basis going forward. Currently, the Company expects its consolidated operating margin to be between 4% and 6% for full year 2013, assuming an average exchange rate of approximately BRL/USD 2.30 and a jet fuel price of US$ 122 per barrel for the second semester of 2013.

LATAM Airlines Group S.A. 2Q13

LATAM AIRLINES GROUP CONSOLIDATED FINANCIAL RESULTS FOR THE SECOND QUARTER 2013

Following is the LATAM Airlines Group Consolidated Income Statement for second quarter 2013, in thousands of US dollars. Pro forma results for second quarter 2012 are presented for comparison purposes.

	For the three month period ended June 30
	2013	2012	% Change
REVENUE
Passenger	2,520,129	2,554,638	-1.4%
Cargo	486,527	478,244	1.7%
Other	92,255	56,149	64.3%

TOTAL OPERATING REVENUE	3,098,911	3,089,031	0.3%

EXPENSES
Wages and Benefits	-639,973	-638,874	0.2%
Aircraft Fuel	-1,027,596	-1,158,205	-11.3%
Commissions to Agents	-89,244	-110,276	-19.1%
Depreciation and Amortization	-250,944	-261,716	-4.1%
Other Rental and Landing Fees	-339,692	-343,395	-1.1%
Passenger Services	-85,919	-66,394	29.4%
Aircraft Rentals	-92,713	-103,294	-10.2%
Aircraft Maintenance	-128,969	-128,947	0.0%
Other Operating Expenses	-404,501	-394,922	2.4%

TOTAL OPERATING EXPENSES	-3,059,551	-3,206,023	-4.6%

OPERATING INCOME	39,360	-116,992	-133.6%

Operating Margin	1.3%	-3.8%	5.1 pp

Interest Income	9,921	38,106	-74.0%
Interest Expense	-116,251	-122,271	-4.9%
Other Income (Expense)	-386,570	-435,557	-11.2%

INCOME BEFORE TAXES AND MINORITY INTEREST	-453,540	-636,714	-28.8%
Income Taxes	130,695	190,385	-31.4%

INCOME BEFORE MINORITY INTEREST	-322,845	-446,329	-27.7%

Attributable to:
Shareholders	-329,830	-448,793	-26.5%
Minority Interest	6,985	2,464	183.5%

NET INCOME	-329,830	-448,793	-26.5%

Net Margin	-10.6%	-14.5%	3.9 pp

Effective Tax Rate	28.4%	29.8%

EBITDA	290,304	144,724	100.6%
EBITDA Margin	9.4%	4.7%	4.7 pp.

EBITDAR	383,017	248,018	54.4%
EBITDAR Margin	12.4%	8.0%	4.3 pp.

Note: Complete quarterly pro forma income statement information can be found on the Company’s website at “http://www.latamairlinesgroup.net”

Note: The LATAM financial statements for 2012 from which the pro forma financial statements have been prepared, have been retrospectively revised as described further below in this press release under “Retrospective Revision of Financial Statements for Fiscal Year 2012.”

LATAM Airlines Group S.A. 2Q13

MANAGEMENT DISCUSSION AND ANALYSIS OF SECOND QUARTER 2013 RESULTS

LATAM Airlines Group reported a significant improvement in terms of operating income in the second quarter 2012, which reached US$39.4 million as compared to an operating loss of US$117.0 million in the second quarter 2012. Operating margin reached 1.3%, which represents an improvement of 5.1 percentage points when compared to the same period in 2012. Despite being seasonally the weakest quarter of the year, this result reflects important improvements in revenue and cost management that LATAM has been able to achieve as we continue to capture efficiencies and expected merger synergies.

The net loss in this quarter amounted to US$329.8 million, a decrease of 26.5% as compared to a pro forma net loss of US$448.8 in the second quarter 2012. This already includes the impact on our results of a 10.4% devaluation of the Brazilian real against the US dollar in the quarter versus the prior quarter.

Total revenues in the second quarter 2013 reached US$3,098.9 million compared to pro forma revenues of US$3,089.0 million in second quarter 2012. The increase of 0.3% is a result of a 1.7% increase in cargo revenues and a 64.3% increase in other revenues, partially offset by a 1.4% decrease in passenger revenues. These variations include the negative impact of the 5.3% average depreciation of the Brazilian real in the second quarter 2013 as compared to the second quarter 2012 on revenues denominated in that currency. Passenger and cargo revenues accounted for 81.3% and 15.7% of total revenues, respectively, in second quarter 2013.

Passenger revenues decreased 1.4% during the quarter despite a 1.9% increase in passenger traffic, as a result of a slight decrease in capacity due to our initiatives in Brazil, and a 3.2% decrease in yields as compared to second quarter 2012. Load factor increased from 77.2% to 79.1%. Overall, revenues per ASK (RASK) decreased 0.7% as compared to second quarter 2012, including the effect of the devaluation of the Brazilian real on revenues denominated in that currency during the second quarter 2013.

During the second quarter 2013, the domestic operations of the Company’s Spanish speaking countries (SSC) continued to show strong traffic growth. Passenger traffic growth during the quarter reached 12.6%, while passenger capacity as measured in ASKs grew 15.3%. Load factors reached 74.8%, 1.8 percentage points lower than 2012, leading to a decline in revenue per ASK.

In the domestic Brazil passenger operations, financial results have improved significantly over the last year as a result of our strategy of continued capacity reductions and improved market segmentation and revenue management practices. This strategy enabled TAM to improve its load factors by 9 percentage points in the second quarter 2013 as compared to the second quarter 2012, reaching 77.8%, and to improve revenue per ASK by more than 14% when measured in Brazilian reais. RASK also increased in US dollar terms, despite the 5.3% average depreciation of the Brazilian currency during the quarter as compared to the second quarter 2012.

During the second quarter 2013, the international passenger operations of LATAM Airlines Group continued to be impacted by increased capacity from international carriers flying to South America, as well as by weak European markets both of which impacted unit revenues. Passenger capacity of LAN and TAM on international routes grew 3.6% during the second quarter as compared to the second quarter of 2012. Traffic grew 0.6% which resulted in a decline of 2.5 percentage points in load factors.

Cargo revenues increased 1.7% during second quarter 2013 as a result of a 3.3% increase in cargo traffic, partially offset by a 1.5% decrease in yields. Capacity increased 3.2%, resulting in a slight increase in cargo load factors. The increase in cargo traffic was mainly driven by delayed seasonal demand. On the other hand, the decrease in yields reflects the

LATAM Airlines Group S.A. 2Q13

challenging scenario in Latin American cargo markets due to a decline in demand on routes to Latin America, especially imports into Brazil, as well as increased competitive pressures from regional and international cargo carriers. This decline also reflects the impact of the 5.3% depreciation of the Brazilian real during the second quarter 2013 on cargo revenues in the Brazilian domestic market.

The increase in capacity is a result of the incorporation of two new Boeing 777 freighters during the second half of 2012 as well as additional belly capacity with the incorporation of new wide body aircraft in our passenger operations, partially offset by capacity adjustments in the freighter fleet.

The Company continued to successfully optimize the utilization of the bellies of its passenger aircraft to realize synergies associated with the Company’s integrated passenger/cargo business model.

Other revenues increased 64.3%, amounting to US$92.3 million during the second quarter 2013. This increase was mainly explained by growth in revenues from handling and aircraft leases, as well as increased revenues from Multiplus resulting from breakage and non-air redemptions. In addition, the Company recognized a one-time gain of US$ 12 million related to the sale and lease-back of 10 Airbus A330 aircraft and US$ 3 million from the sale of a spare engine.

Total operating expenses in the second quarter 2013 reached US$3,059.6 million, a 4.6% reduction as compared to pro forma operating expenses in the second quarter 2012. This resulted in a 6.2% reduction in cost per ASK equivalent (including net financial expenses). The reduction in costs reflects a 9.9% decline in the average fuel price per gallon. Excluding fuel, cost per ASK equivalent decreased 3.1%, as a result of cost synergies and efficiencies related to the integration process between LAN and TAM, as well as the positive impact of the depreciation of the Brazilian real on certain cost items. Changes in operating expenses were mainly due to the following.

•

Wages and benefits increased 0.2% driven by an increase of 2.6% in average headcount, which was partially offset by the positive impact of a 5.3% average depreciation of the Brazilian real during the quarter as compared to the second quarter 2012.

•

Fuel costs decreased 11.3% mainly driven by a 1.2% decrease in fuel gallons consumed, in line with the Company’s fuel efficiency programs and a change in mix between narrow body and wide body aircraft, as well as a 9.9% decrease in the average fuel price per gallon. In addition, the Company recognized a US$1.6 million fuel hedge gain, compared to a US$3.0 million fuel hedge loss in the second quarter of 2012.

•	Commissions to agents decreased 19.1% due to a 15.7% and 32.2% decrease in average passenger and cargo commissions respectively.

•

Depreciation and amortization decreased 4.1% mainly as a result of the sale and lease-back of 10 Airbus A330 aircraft in June 2013 and the 5.3% depreciation of the Brazilian currency during the quarter as compared to the second quarter 2012.

•

Other rental and landing fees decreased 1.1% mainly due to a decrease in aeronautical rates as a result of efficiency initiatives at TAM, partially offset by a $3.5 million charge related to the conflict with Intercargo in Argentina.

•	Passenger service expenses increased 29.4% driven by a 2.8% increase in the number of passengers transported and an increase in the service cost per passenger.

•	Aircraft rentals decreased 10.2% as a result of the return of 13 aircraft under operational leases over the past 12 months, partially offset by the arrival of 4 leased aircraft.

•	Maintenance expenses had no variation despite a larger fleet, as a result of the fleet renewal initiatives.

•	Other operating expenses increased 2.4% mainly due to increased marketing and other sales costs.

LATAM Airlines Group S.A. 2Q13

Non-operating results

•

Interest income decreased from US$38.1 million in second quarter 2012 to US$9.9 million in second quarter 2013 mainly due to a lower average cash balance during the quarter, as well as lower interest rates and the impact of the depreciation of the Brazilian real on cash balances denominated in that currency.

•

Interest expense decreased from US$122.3 million in second quarter 2012 to US$116.3 million in same quarter 2013, mainly due to a lower average interest rate, partially offset by a higher debt due to new fleet purchases.

•

Under Other income (expense), the Company recorded a US$386.6 million loss, mainly due to US$ 361 million foreign exchange loss as a result of the 10.4% depreciation of the Brazilian real between March 31, 2013 and June 30, 2013. This compares to a US$435.6 million loss in the second quarter 2012, which included a foreign exchange loss of US$ 431 million recognized at TAM.

ACCOUNTING IMPACT OF THE BUSINESS COMBINATION

The merger between LAN and TAM has been accounted for using the purchase method of accounting, with LAN treated as the acquirer of TAM. The purchase price was determined in accordance with IFRS 3, as the sum of the fair value of the delivered shares of LAN plus the payment in cash related to the squeeze-out of the remaining TAM shareholders. Following this criteria, the total purchase price as of June 22, 2012 was US$ 3,782.2 million.

Following the business combination, certain TAM assets and liabilities which were accounted for at historical values were incorporated into the LATAM consolidated balance sheet at their fair value, as required by applicable accounting principles. Applicable accounting standards provide a one year measurement period, requiring fair value adjustments completed during that period to be adjusted against previously reported goodwill. As of June 30, 2013, the purchase price allocation has been completed. Previously reported goodwill has been adjusted to reflect fair value changes in this one year period. The final purchase price allocation includes goodwill of US$ 3,726 million.

During the measurement period, the main adjustments to the balance sheet of LATAM during this one-year period were related to the fair values of the following: (i) airport slots (Congonhas, JFK and Heathrow airports); (ii) the Multiplus loyalty coalition program; (iii) fleet; and (iv) other provisions, including legal proceedings and other contingent liabilities with a probability of loss below 50%, which ordinarily may not be recognized in the Company’s financial statements but, which, in accordance with IFRS 3, must be accounted for at fair value under a business combination.

Retrospective Revision of Financial Statements for Fiscal Year 2012

The LATAM financial statements included in this second quarter report have been retrospectively revised as described below.

As required by IFRS 3, LATAM reexpressed its balance sheet to account for the changes in the purchase price allocation as a result of the fair value adjustments mentioned above, which resulted in an increase in the Company’s assets (other than goodwill) of US$ 485 million as of December 31, 2012 and an increase of US$ 1,039 million in liabilities, resulting in a goodwill of US$ 3,726 million.

In addition, following our analysis of the fair value calculations as part of the final purchase price allocation, we identified certain errors to the TAM historical financial statements which occurred in 2012 and prior periods. These errors are not material to LATAM, but may be material for TAM and, as such, may require the restatement of TAM’s financial statements for 2012 and/or prior years. The errors in TAM’s balance sheet as of December 31, 2012, amount to a total of US$599 million, of which US$416 million are related to revenues and deferred revenues, and US$183 million are related to taxes and deferred taxes. These errors resulted in the retroactive revision of the LATAM income statement for 2012 to correct these errors and to reflect other nominal adjustments, and was taken into account in the final purchase price allocation relating to the merger with TAM.

LATAM Airlines Group S.A. 2Q13

Accordingly, the consolidated financial statements of LATAM for 2012 have been retroactively revised to reflect both the correction of the items identified in TAM’s historical financial statements, as well as the fair value adjustments. These revisions resulted in decreases in LATAM’s net income for the year ended December 31, 2012 in an aggregate amount of US$30 million. These revisions do not have any significant impact on LATAM’s results or cash flow generation for any period after December 31, 2012.

FINANCING AND LIQUIDITY

Following are summary consolidated balance sheet indicators for LATAM Airlines Group as of June 30, 2013, in thousands of US dollars.

	As of June 30,	As of December 31,
	2013	2012
Total Assets	21,726,902	22,326,339

Total Liabilities	17,005,057	17,105,654
Total Equity	4,721,845	5,220,685

Total Liabilities and Shareholders equity	21,726,902	22,326,339

Net Debt
Current and long term portion of loans from financial institutions	7,270,828	6,471,737
Current and long term portion of obligations under capital leases	2,518,622	3,087,820
Other liabilities current and long term portion	178,246	199,950
Cash and cash equivalents	-1,241,984	-1,120,335

Total Net Debt	8,725,712	8,639,172

LATAM Airlines Group S.A.

Main Financial Ratios

	As of June 30,	As of December 31,
	2013	2012
Cash and Equivalents as % of LTM revenues	9.3%	8.4%

Adjusted Gross Debt (US$)	13,327,104	13,150,171
Adjusted Gross Debt / EBITDAR (LTM)	7.17	8.04

Adjusted Net Debt (US$)	12,085,120	12,029,836
Adjusted Net Debt / EBITDAR (LTM)	6.50	7.35

At the end of the second quarter 2013, LATAM reported US$ 1,242.0 million in cash and cash equivalents, including certain highly liquid investments accounted for as other current financial assets. In addition, as of June 30, 2013, the Company reported deposits with aircraft manufacturers (pre-delivery payments) of US$844 million, US$559 million of which were funded directly by LATAM. Furthermore, as of June 2013, LATAM Airlines Group had US$208 million in committed credit lines with Chilean and international banks, of which US$160 million have been utilized in short-term financings with the corresponding banks.

LATAM Airlines Group S.A. 2Q13

On June 11, 2013, an Extraordinary Shareholders Meeting of LATAM approved the Company’s proposed capital increase of up to 63.5 million new shares. The capital increase is expected to be accomplished through a preemptive rights offering in Chile and outside of Chile, for the purpose of financing part of LATAM’s investment plan for the following years, especially fleet growth and renewal requirements, as well as to strengthen the financial position of the Company. Up to 1.5 million of the new shares will be allocated to the Company’s stock option plans, in accordance with Chilean corporate law.

The Board of Directors of LATAM will determine the price, mechanism, timing, procedures and other conditions for the issuance of the new shares, including but not limited to all the terms and conditions of the Company’s compensation plans. The Company is currently working to satisfy the regulatory requirements necessary to register the new shares and is working to launch the preemptive rights offering towards the end of the fourth quarter of 2013.

Since the completion of the business combination with TAM, future fleet deliveries for LAN and TAM are being incorporated at LATAM Airlines Group. The new focus of LATAM in terms of fleet financing will be a combination of ECA-supported transactions in both loan and bond formats, sale & leaseback transactions and commercial financing including senior and junior debt and tax-based structures. The typical tenor for these financings is twelve years.

One of the objectives of LATAM Airlines Group is to reduce the volatility in the financial results of TAM caused by external factors such as foreign exchange rate and fuel price fluctuations. In order to mitigate the impact of exchange rate variations as a result of the imbalance of TAM’s balance sheet accounts between assets denominated in Brazilian reais and liabilities denominated in US dollars, LATAM is in the process of moving the TAM aircraft and related debt to the LATAM balance sheet, which has the US dollar as its functional currency. In addition, most aircraft delivered after June 22, 2012 have been financed by LATAM Airlines Group, irrespective of whether the aircraft is to be operated by TAM or by LAN. As of June 30, 2013, LATAM has reduced the exposure to the Brazilian real on TAM’s balance sheet from US$4.1 billion on June 30, 2012 to US$2.4 billion, and expects to further reduce it to approximately US$0.9 billion by year end 2013 and to close to zero by June 2014. The volatility caused by exchange rate variations on the cash flows of TAM are expected to be partially mitigated over time as a result of the natural hedge provided by the diversified nature of the cash flows of LATAM Airlines Group.

All hedging activities are carried out by LATAM Airlines Group. The Company aims to offset the impact of fuel price fluctuations through fuel surcharges in both passenger and cargo operations. LATAM has hedged approximately 76% of its estimated fuel consumption for the third quarter of 2013, and 59% of its average estimated fuel consumption for the fourth quarter 2013. The Company’s fuel hedging strategy consists of a combination of collars, swaps and call options for Brent and Jet Fuel.

LATAM FLEET PLAN

Given the Company’s capacity strategy in its domestic and international passenger operations and the macroeconomic outlook for the Latin American markets where we operate, LATAM has modified its fleet plan, resulting in a net reduction in total fleet commitments of US$1.1 billion for the period between 2013 and 2015, a 17% reduction as compared to the fleet plan on June 2012, when LAN and TAM combined.

We have reduced deliveries between 2013 and 2015 by 21 narrowbody aircraft and 1 widebody aircraft. In line with our strategy of increasing fleet efficiency and reducing costs per ASK, our current fleet orders for this period are concentrated on Airbus A321s in the narrow body fleet and Boeing 787s in the wide body fleet.

LATAM Airlines Group S.A. 2Q13

We are also focused on building and maintaining flexibility in our fleet plan, in order to better face the volatility inherent to operations in most Latin American countries. Our current fleet plan provides us with the flexibility to adjust ASKs by between 3% and 6% per year in 2014 and 2015, in both narrow body and wide body operations.

The changes in our fleet plan are a result of the modification of delivery schedules as well as aircraft sales, sale and leasebacks, and redeliveries, some of which may generate one-time impacts in our results over the coming quarters. In addition, we estimate that grounded aircraft, including the grounding of LAN’s three Boeing 787s between January and May 2013, will generate approximately between US$50 and US$60 million of increased costs during 2013. These costs are being recognized on an ongoing basis in the Company’s income statement as they occur.

During the second quarter 2013, LATAM received 9 Airbus A320s and 3 Boeing 767-300ER. The Company also returned 2 Airbus A319s, 1 Airbus A320 and 1 Bombardier Dash 8-200 aircraft and sold 2 Airbus A318 aircraft.

LATAM’s current estimated fleet plan and associated financial commitments are shown in the table below.

At year end	2013	2014	2015
Passenger Aircraft
Dash 8-200	7	5	5
Dash 8-Q400	1	0	0
Boeing 737-700	6	2	0
Airbus A319-100	47	44	41
Airbus A320-200	160	161	169
Airbus A321-200	10	20	32
Airbus A330-200	20	10	10
Boeing 767-300	43	37	35
Airbus A340-300/500	3	3	0
Boeing 777-300 ER	10	10	10
Boeing 787-8/-9	5	10	17
TOTAL	312	302	319

Cargo Aircraft
Boeing 777-200F	4	4	4
Boeing 767-300F	11	11	11

TOTAL	15	15	15

TOTAL FLEET	327	317	334

Total Fleet Commitments (US$ millions)	1,953	1,343	1,773

GUIDANCE

The Company expects total passenger ASK growth for full year 2013 to be between 0% and 2%. International passenger ASK growth for full year 2013 for LATAM Airlines Group is expected to be approximately 2% to 4%. TAM’s domestic passenger ASKs in the Brazilian market are expected to decrease by approximately 7% to 9% during 2013. ASKs in Spanish-speaking countries are expected to increase by approximately 12% to 14%.

LATAM Airlines Group S.A. 2Q13

Regarding cargo operations, LATAM expects cargo ATK growth between 0% and 2% for full year 2013, mainly driven by the incorporation of two new B777 freighters in September and October 2012, as well as additional belly capacity.

As noted above, starting with this second quarter report, in order to provide greater visibility to the investor community, LATAM has decided to complement the information historically disclosed by providing full-year operating margin guidance on a quarterly basis going forward. Currently, the Company expects operating margin to be between 4% and 6% for full year 2013, assuming an average exchange rate of approximately BRL/USD 2.30 and jet fuel price of US$ 122 per barrel for the second semester of 2013.

LATAM will review its guidance on a quarterly basis to incorporate any important changes in macroeconomic variables or operating performance.

		2013 - 2012	Dec 13 - Dec 12
ASK Growth (Passenger)	Total Network	0% / 2%	approx. -4%
	International (Long Haul & Regional)	2% / 4%	approx. -10%
	Brazil Domestic	-7% / -9%	approx. -2%
	SSC Domestic	12% / 14%	approx. 13%
ATK Growth (Cargo)		0% - 2%
Synergies (EBITDA)	(FY 2013)	US$ 250-300mm
Operating Margin	(FY 2013)	4% / 6%
Average Exchange rate (BRL/USD)	(2H13)	2.30
Jet Fuel Price (US$ per barrel)	(2H13)	122

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About LATAM Airlines Group S.A

LATAM Airlines Group S.A. is the new name given to LAN Airlines S.A. as a result of its association with TAM S.A. LATAM Airlines Group S.A. now includes LAN Airlines and its affiliates in Peru, Argentina, Colombia and Ecuador, and LAN Cargo and its affiliates, as well as TAM S.A. and its subsidiaries TAM Linhas Aereas S.A., including its business units TAM Transportes Aereos del Mercosur S.A., TAM Airlines (Paraguay) and Multiplus S.A. This association creates one of the largest airline groups in the world in terms of network connections, providing passenger transport services to about 135 destinations in 22 countries and cargo services to about 144 destinations in 27 countries, with a fleet of 316 aircraft. In total, LATAM Airlines Group S.A. has more than 53,000 employees and its shares are traded in Santiago, as well as on the New York Stock Exchange, in the form of ADRs, and the Sao Paulo Stock Exchange, in the form of BDRs.

Each airline will continue to operate under their current brands and identities. For any inquiry of LAN or TAM, please visit www.lan.com or www.tam.com.br, respectively. Further information at www.latamairlinesgroup.net

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This report is for informational purposes only and does not constitute an offer, or the solicitation of an offer, to sell, purchase or subscribe for securities in the United States or elsewhere. Securities may not be offered or sold in the United States absent registration or an exemption from registration, and any public offering of securities to be made in the United States will be made by means of a prospectus filed with the U.S. Securities and Exchange Commission that, when filed, may be obtained from LATAM and will contain detailed information about LATAM and its management, as well as financial statements. LATAM intends to register the proposed preemptive rights offering in the United States.

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Note on Forward-Looking Statements

This report contains forward-looking statements. Such statements may include words such as “may,” “will,” “expect,” “intend,” “anticipate,” “estimate,” “project,” “believe” or other similar expressions. Forward-looking statements are statements that are not historical facts, including statements about our

LATAM Airlines Group S.A. 2Q13

beliefs and expectations. These statements are based on LATAM’s current plans,, estimates and projections and, therefore, you should not place undue reliance on them. Forward-looking statements involve inherent known and unknown risks, uncertainties and other factors, many of which are outside of LATAM’s control and difficult to predict. We caution you that a number of important factors could cause actual results to differ materially from those contained in any forward-looking statement. These factors and uncertainties include in particular those described in the documents we have filed with the U.S. Securities and Exchange Commission. Forward-looking statements speak only as of the date they are made, and we undertake no obligation to update publicly any of them, whether in light of new information, future events or otherwise.

LATAM Airlines Group S.A.

Consolidated Operational Statistics

	For the three month period ended			For the six month period ended
	June 30			June 30
	2013	2012	% Change	2013	2012	% Change
System
ASKs-equivalent (millions)	51,499	51,071	0.8%	106,504	104,198	2.2%
RPKs-equivalent (millions)	36,637	35,801	2.3%	75,490	73,091	3.3%
Overall Load Factor (based on ASK-equivalent)%	71.1%	70.1%	1.0 pp	70.9%	70.1%	0.7 pp
Break-Even Load Factor (based on ASK-equivalent)%	72.7%	74.7%	-2.0 pp	72.2%	66.3%	5.9 pp
Yield based on RPK-equivalent (US Cents)	8.2	8.5	-3.1%	8.4	8.6	-2.6%
Operating Revenues per ASK-equivalent (US Cents)	5.8	5.9	-1.7%	6.0	6.0	-1.6%
Costs per ASK-equivalent (US Cents)	6.2	6.6	-6.2%	6.2	6.5	-5.1%
Fuel Gallons Consumed (millions)	308	312	-1.2%	638	637	0.2%
Average Trip Length (thousands km)	1.6	1.6	-0.9%	1.6	1.6	-0.7%
Total Number of Employees	54,118	52,759	2.6%	54,118	52,759	2.6%

Passenger
ASKs (millions)	31,426	31,620	-0.6%	65,829	64,905	1.4%
RPKs (millions)	24,861	24,401	1.9%	52,152	50,129	4.0%
Passengers Transported (thousands)	15,579	15,155	2.8%	32,192	30,724	4.8%
Load Factor (based on ASKs) %	79.1%	77.2%	1.9 pp	79.2%	77.2%	2.0 pp
Yield based on RPKs (US Cents)	10.1	10.5	-3.2%	10.3	10.7	-3.1%
Revenues per ASK (US cents)	8.0	8.1	-0.7%	8.2	8.2	-0.6%

Cargo
ATKs (millions)	1,907	1,848	3.2%	3,864	3,733	3.5%
RTKs (millions)	1,119	1,083	3.3%	2,217	2,181	1.6%
Tons Transported (thousands)	290	283	2.4%	620	554	11.8%
Load Factor (based on ATKs) %	58.7%	58.6%	0.1 pp	57.4%	58.4%	-1.1 pp
Yield based on RTKs (US Cents)	43.5	44.2	-1.5%	42.7	43.7	-2.3%
Revenues per ATK (US Cents)	25.5	25.9	-1.4%	24.5	25.6	-4.1%

Note: ASK-equivalent is the sum of passenger ASKs and the quotient of cargo ATK and 0.095 (including LAN and TAM cargo operations)

Note: Historical pro forma figures are presented for comparison purposes. Complete quarterly pro forma statistics for 2011 and 2012 can be found on the Company’s website at www.latamairlinesgroup.net.

LATAM Airlines Group S.A. 2Q13

LATAM Airlines Group S.A.

Consolidated Balance Sheet (in thousands of US Dollars)

	As of June 30, 2013	As of December 31, 2012
Assets:

Cash, and cash equivalents	790,929	650,263
Other financial assets	540,311	636,543
Other non-financial assets	229,342	169,821
Trade and other accounts receivable	1,708,613	1,417,531
Accounts receivable from related entities	1,294	15,187
Inventories	207,066	176,818
Tax assets	233,635	210,368
Non-current assets and disposal groups held for sale	10,894	47,655
Total current assets	3,722,084	3,324,186

Property and equipment	11,219,919	11,807,076
Goodwill	3,890,181	4,213,160
Intangible assets other than goodwill	2,202,507	2,382,399
Other non-current assets	692,211	590,514
Total non-current assets	18,004,818	19,002,153

Total assets	21,726,902	22,326,339

Liabilities and shareholders’ equity:

Other financial liabilities	2,288,537	2,047,330
Trade and other accounts payables	1,579,466	1,689,990
Tax liabilities	107,284	115,481
Other non-financial liabilities	2,508,076	2,444,766
Total current liabilities	6,483,363	6,297,567

Other financial liabilities	7,662,477	7,698,857
Accounts payable	1,012,618	1,085,601
Other provisions	1,176,931	1,306,872
Deferred tax liabilities	541,165	579,339
Employee benefits	41,653	38,095
Other non-financial liabilities	86,850	99,323
Total non-current liabilities	10,521,694	10,808,087

Total liabilities	17,005,057	17,105,654

Share capital	1,605,165	1,501,018
Retained earnings	800,711	1,076,136
Treasury Shares	(178)	(203)
Other reserves	2,222,417	2,535,100
Equity attributable to the parent company’s equity holders	4,628,115	5,112,051
Minority interest	93,730	108,634

Total net equity	4,721,845	5,220,685

Total liabilities and equity	21,726,902	22,326,339

LATAM Airlines Group S.A. 2Q13

LATAM Airlines Group S.A.

Consolidated Statement of Cash Flow Direct Method

	As of June 30, 2013	As of June 30, 2012
Cash flow from operating activities
Cash collections from operating activities
Proceeds from sales of goods and services	6,281,216	3,263,996
Other cash receipts from operating activities	7,373	28,308

Payments for operating activities
Payments to suppliers for goods and services	(4,920,124)	(2,443,298)
Payments to and on behalf of employees	(1,250,371)	(515,103)
Other payments for operating activities	(18,213)	(18,000)

Interest Received	4,939	6,729
Income Taxes refunded (paid)	(47,493)	(29,470)
Other cash inflows (outflows)	46,381	5,622
Net cash flows from operating activities	103,708	298,784

Cash flow used in investing activities
Other cash receipts from sales of equity or debt instruments of other entities	(59,346)	77,312
Amounts raised from sale of property, plant and equipment	154,799	42
Purchases of property, plant and equipment	(907,467)	(450,607)
Purchases of intangible assets	(13,408)	(19,832)
Payment from other long-term assets	14,386	—
Other cash inflows (outflows)	77,334	269,464
Net cash flows used in investing activities	(733,702)	(123,621)

Cash flow from (used in) financing activities
Amounts raised from issuance of shares	104,351	10,226
Payments to acquire or redeem the shares of the entity	(148)	(203)
Amounts raised from long-term loans	1,147,107	179,578
Amounts raised from short-term loans	535,940	110,000
Loans repayment	(550,142)	(245,204)
Payments of finance lease liabilities	(240,279)	(48,303)
Dividends paid	(18,518)	(103,517)
Interest paid	(173,715)	(55,215)
Other cash inflows (outflows)	(33,810)	60,694
Net cash flows from (used in) financing activities	770,786	(91,944)

Net increase (decrease) in cash and cash equivalents before effect of exchange rate changes	140,792	83,219
Effects of variations in the exchange rate on cash and equivalents	(126)	(79)

Net increase (decrease) in cash and cash equivalents	140,666	83,140
CASH AND CASH EQUIVALENTS AT BEGINNING OF PERIOD	650,263	374,407

CASH AND CASH EQUIVALENTS AT END OF PERIOD	790,929	457,547

LATAM Airlines Group S.A. 2Q13

LATAM Airlines Group S.A.

Consolidated Fleet

		As of June 30, 2013
	Off-Balance	On-Balance	Total
Passenger Aircraft
Dash 8-200	9	0	9
Dash 8-Q400	4	0	4
Boeing 737-700	6	0	6
Airbus A318-100	0	3	3
Airbus A319-100	16	39	55
Airbus A320-200	63	87	150
Airbus A321-200	1	9	10
Airbus A330-200	12	8	20
Boeing 767-300	8	37	45
Airbus A340-300/500	3	4	7
Boeing 777-300 ER	0	8	8
Boeing 787-8/-9	0	3	3

TOTAL	122	198	320

Flota Carga
Boeing 777-200F	2	2	4
Boeing 767-300F	4	8	12

TOTAL	6	10	16

TOTAL FLEET	128	208	336

NOTE: As of June 30, 2013, 11 aircraft were grounded as a result of sale or redelivery processes (2 Airbus A318s, 4 Dash 8-Q400s, 2 Airbus A340-500s and 3 Airbus A330s).

LATAM Airlines Group S.A. 2Q13

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: August 22, 2013

LATAM AIRLINES GROUP S.A.

By:	/s/ Alejandro de la Fuente
	Name:	Alejandro de la Fuente
	Title:	Chief Financial Officer